Exhibit 99.2

 LOC A TION LOC A TION LOC A TION TM Great Things Happen When You Own Great Real Estate G City, Rishon Lezion , Israel Investor Conference – Financial Results 2017

Disclaimer

This presentation may include forward-looking statements, including forecasts, evaluations, pro forma figures, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases.

Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance.

Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Registration Statement on Form F-3, Annual Report on Form 20-F and in other information we file and furnish including, but not limited to, with the Israel Securities Authority, the U.S. Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading "Risk Factors."

All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation.

The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.

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GAZIT GLOBE

LOCATION
LOCATION
LOCATION

Execution of Our Business Strategy
Large Increase in Private Real Estate Portfolio

Investing NIS 1.4 billion in our private real estate portfolio, increase of approx. 26%



NIS 1.4 billion
26%
5.4
Billion
NIS
6.8
Billion
NIS
31/12/2016
Today

"The Private Collection"

GAZIT ISRAEL | GAZIT BRASIL | GAZIT HORIZONS

Sold shares of Regency Centers and First Capital for approx. NIS 2.4 billion



Regency Centers.
35%
Private
32%
33%
CITYCON

Private Assets as Percentage of Total Assets (Market Value)

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Figures represented are as of 31 December 2017 and 2016 unless otherwise specified and include rounding adjustments.
(1) Subsequent to 30 September 2017, Gazit sold ~4.4m shares of Regency Centers; the investment value reflects Gazit's current position as of the 22 March 2018 closing price.
(2) Assets value in Brazil includes Internacional which is expected to be closed on March 2018, acquisition of land in Paulista avenue, Sao Paulo, the acquisition of adjacent building to Shopping Light in Sao Paulo and the disposal of San Pellegrino.
(3) Citycon- during February 2018 Gazit acquired another 0.9% of Citycon's shares for approx. Euro 16 million.
(5) Assets value in Israel includes Kochav Hazafon in his acquisition price totaled NIS 105 million. As of 31 December 2017 Kochav Hazafon is included at NIS 12.4 million in Gazit's books.
Market value as at March 25, 2018 closing price.

GAZIT GLOBE

LOCATION
LOCATION
LOCATION

69 % of Gazit ’ s Asset Value is Concentrated In 14 Major Cities * Focus on Major Cities Across the Globe in Densely Populated Urban Areas Sao Paulo   Assets  US MSA: New York, Miami & Boston    Assets   Stockholm, Helsinki, Oslo, Tallin , Tampere & Copenhagen    Assets  CEE MSA: Warsaw, Prague, Wroclaw     Assets  Tel Aviv MSA**    Assets * Based on Gazit ’ s proportionate share in total asset value of consolidated subsidiaries (excluding assets in REG and FCR ) in the respective metropolitan areas. ** Including Rishon Lezion and Kfar Saba.

  Portfolio Quality Weighted Average Cap Rate  Sao Paulo   North America   Nordics   Central Eastern Europe  Israel Weighted average cap rate based on Gazit - Globe proportionate NOI in group ’ s subsidiaries excluding Regency Centers Excluding Russia - 5.9%

 Financial Results G Kfar Saba Israel

41.7 51.4 31/12/2016 31/12/2017 62.0% 53.4% 12/31/2016 12/31/2017 2017 - Main Results (1) The Economic FFO is presented according to the management approach and in accordance with the EPRA guidance and includes Gazit ’ s Proportionate share in Regency ’ s FFO LTV (expanded solo) - Decrease of 8.6 % Shareholder ’ s Equity – Increase of 22% 8,158 9,936 31/12/2016 31/12/2017 Shareholder ’ s Equity per share - Increase of 23% 94 74 12/31/2016 12/31/2017 G&A – HQ decrease of 21 % NIS in millions 3.02 3.58 2016 2017% 19 Increase of – ) 1 ( Economic FFO p/s Economic FFO w/o fx rates impact - Increase of 28 %  NIS in millions NIS NIS 7

2017 2016   Change Economic FFO 698 591 18 % Economic FFO adjusted for exchange rates 698 548 27 % NOI 1,966 1,971 ( 0.3%) NOI adjusted for exchange rates 1,966 1,895 3.7 % Net income attributable to equity holders of the company  493  787 Adjusted Net Income (3)  438  393 (1) (1) (1) Reclassified, refer to Note 2 dd to the financial statements (2) The Economic FFO is presented according to the management approach and in accordance with the EPRA guidance and includes Gazit ’ s Proportionate share in Regency ’ s FFO (3) Net Income Adjusted for fair value loss (gain) from Investment Property, impact of exchange rate on derivatives and changes in fair value of Financial Securities (1) (1) Increase of 19 % in the Economic FFO P/S 8

Improvement of all Key Operational Parameters 3.6% 2.5% 1.0% 6.4% 9.2% 2.6 % US- REG Canada - FCR Northern Europe Central & Eastern Europe Brazil Israel (1) Including 50 % of Kista , Excluding ISO Omena Same property NOI Growth in 2017 – 3.4 % High and stable occupancy rate i n all Regions – 96.1 % Total Geographic Spread Geographic Spread (1) 95.4% 95.0% 96.2% 96.6% 92.6% 96.5% 95.5% 96.1% 96.0% 96.8% 97.2% 97.5 % USA Canada Northern Europe CEE Brazil Israel 31/12/2016 31/12/2017 95.5% 96.1% 3.4 % Total Local Currency   Increase Israel NIS 106.1 NIS 103.4 2.6 % Brazil 92.0  BRL 66.0  BRL 39.4 % Canada - First Capital C$ 17.7 C$ 17.4 1.7 % Northern Europe - Citycon € 23.2 € 22.8 1.8 % Central & Eastern Europe - ATR € 13.3 € 12.6 5.6 % Increase in average monthly rent per sqm . i n all Regions 9

(1) (1) As of December 31 , 2017 As of December 31, 2016 Total Assets 48,963 86,887 Total Equity 18,117 33,768 Equity Attributable to Equity Holders of the Company 9,936 8,158 Equity per share 51.4 41.7 EPRA NAV per share 59.6 56.5 Increase of approx. NIS 1.8 Billion in Shareholders ' equity Equity per share (NIS)  10

1,296 1,511 1,179 996 870 1,049 1,200 489 944 1,117 12.2% 14.2% 11.1% 9.4% 8.2% 9.8% 11.3% 4.6% 8.9% 10.5% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 0.0 500.0 1,000.0 1,500.0 2,000.0 2,500.0 3,000.0 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 and after           NIS in Millions Debenture Maturity Schedule (expanded solo) as of 31.12.2017 (*) ▪ Average Duration – 4.6 years ▪ Average interest rate – 4.9%  (*) Repayments in 2019 include Series 10 principal of NIS 759 m with coupon of 6.5 % which is secured by part of G City in Rishon Lezion , Israel Well Staggered Debt Maturity Schedule 11

56% 44% 12/31/2017 International Banks Local Banks (1) Cash and Unutilized credit facilities. Not including Liquidity in FCR amounting to NIS 1.4 B High Liquidity=Financial Flexibility 4.0 3.8 31/12/2017 NIS 7.8 Consolidated Subsidiaries 39% 61% 12/31/2016 Access to Global Sources US$ 1.5 US$ in Billions High Liquidity (1) NIS in Billions US$ 1.3 The Company and its Private Subsidiaries 12

  Thank you Contact Information Adi Jemini EVP & CFO + 972.3.6948000 Doron Lavi Segelson Head of Investor Relations dlavi@gazitgroup.com + 972.3.6948037 G Tel Baruch , Tel Aviv, Israel